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                          February 1, 2024

       Allan J. Camaisa
       Chief Executive Officer
       Calidi Biotherapeutics, Inc.
       4475 Executive Drive, Suite 200
       San Diego, CA 92121

                                                        Re: Calidi
Biotherapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 29,
2024
                                                            File No. 333-276741

       Dear Allan J. Camaisa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Daniel B. Eng, Esq.